April 18, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	Parker Morrill (via facsimile)

Re:	Tesoro Logistics LP Registration Statement on Form S-1 File No. 333-171525
Ladies and Gentlemen:
As discussed with you today, attached hereto is a copy of that certain Terminal Sublease to be entered into by Tesoro Alaska Company as Landlord and Tesoro Alaska Logistics LLC as Tenant (the “Sublease”), which was faxed to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) earlier today. The Sublease will be filed as an exhibit to Amendment No. 7 to the Registration Statement on Form S-1 of Tesoro Logistics LP (the “Partnership”).
Additionally, as discussed with the Staff, the Partnership intends to revise the relevant portions of the second paragraph of the Risk Factor captioned “We do not own all of the land on which our pipelines and terminals are located, which could result in disruptions to our operations.” and set forth on page 26 of Amendment No. 6 to the Registration Statement on Form S-1 of the Partnership. Such revisions, underlined or marked-through in the paragraph below, will be made in the final prospectus to be filed with SEC pursuant to Rule 424(b)(4).
We operate refined products terminals on property leased by us and Tesoro in Stockton, California, Vancouver, Washington and Anchorage, Alaska. Our lease with the Port of Stockton expires in 2014 and we have the option to renew this lease for up to three additional five-year terms. Assuming we receive consent from the Port of Vancouver to Tesoro’s assignment to us, our lease with the Port of Vancouver expires in 2016 and we have the option to renew this lease for up to two additional 10-year terms. Our Anchorage terminal ~~has leases with~~ is subject to two leases: a lease by Tesoro from the Alaska Railroad Corporation (and a related sublease by us from Tesoro) and a lease by us from the ~~Port~~ Municipality of Anchorage. Our sublease from Tesoro (and the related lease by Tesoro with the Alaska Railroad Corporation) expires in 2011 and we have the option to renew this sublease (and Tesoro has the option to renew the underlying lease, which it must exercise if we exercise the renewal option under our sublease) for up to three additional five-year terms. Our lease with the Municipality of Anchorage expires in 2014.~~and~~ There~~there~~ can be no guarantee we will be able to renew ~~this lease~~ these leases on satisfactory terms or at all.
Please direct any questions or comments regarding the foregoing to the undersigned or to Brett Braden of Latham & Watkins LLP at (713) 546-7412.
Regards,
/s/ Charity Kohl
Charity Kohl

cc:	Parker Morrill (via facsimile (703) 813-6982)
Charles S. Parrish (Issuer’s general counsel)
William N. Finnegan IV (Issuer’s counsel)
Brett E. Braden (Issuer’s counsel)
David P. Oelman (Underwriter’s counsel)
D. Alan Beck (Underwriter’s counsel)

TERMINAL SUBLEASE
BETWEEN
TESORO ALASKA COMPANY
AS LANDLORD
AND
TESORO ALASKA LOGISTICS LLC
AS TENANT

TERMINAL SUBLEASE
     This Terminal Sublease (this “Sublease”) is entered into as of April [___], 2011, between Tesoro Alaska Company, a Delaware corporation (“Landlord”), and Tesoro Alaska Logistics LLC, a Delaware limited liability company (“Tenant”).
     WHEREAS, pursuant to that certain Ground Lease, dated as of April 25, 1992 (as may be amended, modified or supplemented from time to time, the “Master Lease”), by and between Alaska Railroad Corporation (the “Master Lessor”) and Landlord, as lessee, Landlord has leased from Master Lessor that certain real property, together with all improvements located thereon, situated in Anchorage, Alaska, commonly known as Anchorage Terminal 1 and more particularly described on Exhibit A attached hereto and incorporated herein by reference (“Landlord’s Property”). “Landlord’s Remaining Property” means the portion of Landlord’s Property that will be retained by Landlord and not subject to this Sublease to Tenant.
     WHEREAS, Tenant desires to lease from Landlord and Landlord desires to sublease to Tenant the portion of Landlord’s Property commonly known as the Terminal and more particularly described on Exhibit B attached hereto and incorporated herein by reference, together with all improvements leased from Master Lessor situated thereon (the “Premises”). Improvements not owned by Landlord include (i) the improvements previously owned by Landlord and being transferred to Tenant by separate conveyance concurrently herewith; (ii) the transmix tank and pipelines, utilities and equipment attached thereto owned by Tesoro Alaska Pipeline Company located at the southeast corner of the land described on Exhibit B (the “Transmix Facilities”), and (iii) the improvements retained by Master Lessor under the Master Lease.
     WHEREAS, in order for Tenant to have access to the Premises for pedestrian and vehicular ingress and egress and for certain utilities, Tenant may need to enter upon a portion of Landlord’s Remaining Property.
     WHEREAS, in order for Landlord to have access to Landlord’s Remaining Property, Landlord may need to enter upon a portion of the Premises.
     ARTICLE 1. DEMISE OF PREMISES AND ACCESS EASEMENT
     1.01 Demise of Premises. In consideration of the mutual covenants and agreements of this Sublease, and other good and valuable consideration, Landlord demises and subleases to Tenant, and Tenant subleases from Landlord, the Premises, reserving unto Landlord (i) an easement appurtenant to Landlord’s Remaining Property for the use, operation, maintenance, repair and replacement of the Transmix Facilities, including without limitation an easement for ingress to and egress from the portion of the Premises on which the Transmix Facilities are located (the “Transmix Facilities Easement”) and (ii) an easement appurtenant to Landlord’s Remaining Property for pedestrian and vehicular ingress and egress to and from the Landlord’s Remaining Property over and across the portion of the Premises adjacent to Landlord’s Remaining Property used by Tenant for pedestrian and vehicular ingress and egress to and from the Premises. Tenant acknowledges that concurrently herewith, Landlord intends to sublease to Tesoro Alaska Pipeline Company the portion of Landlord’s Remaining Property benefited by the Transmix Facilities Easement.

     1.02 Access Easement. Landlord grants Tenant an easement for pedestrian and vehicular ingress and egress to and from the Premises and for utility access over and across Landlord’s Remaining Property as reasonably needed by Tenant in order to operate the Premises. Landlord shall have the right to designate a reasonable course through which Tenant and its employees, agents, contractors and invitees must follow across Landlord’s Remaining Property in order to access the Premises, and to otherwise establish reasonable restrictions upon Tenant’s use of Landlord’s Remaining Property for access to the Premises.
     1.03 Master Lease. This Sublease is and shall be subject to and subordinate to the Master Lease. During the term of this Sublease and for all subsequent periods for obligations which have arisen prior to the termination of this Sublease, Tenant does hereby expressly assume and agree to perform and comply with, for the benefit of Landlord and Master Lessor, each and every obligation of the Landlord under the Master Lease insofar as the same is applicable to the Premises and the easements over the Landlord’s Remaining Property, other than the obligation to pay rent to the Master Lessor. Tenant agrees to attorn to Master Lessor if Landlord defaults under the Master Lease and if Tenant is notified of Landlord’s default and is instructed by Master Lessor to make Tenant’s rental payments to Master Lessor. If for any reason the Master Lease is terminated, including but not limited to a termination caused by Landlord’s default under the Master Lease, this Sublease shall automatically terminate, and any obligations of Landlord to Tenant shall be terminated.
     ARTICLE 2. SUBLEASE TERM
     2.01 Term. Unless terminated sooner as provided in this Sublease, the term of this Sublease begins on the date of this Sublease and ends on December 31, 2011. Tenant may, at its option, extend the term of this lease for three (3) additional lease terms of five (5) years each, subject to all the provisions of this Lease; provided, however, that no extension of this Sublease shall be for a term that ends after December 31, 2026, which is the last possible expiration date of the Master Lease if all available extension options are exercised by Landlord thereunder. The terms and conditions on which the extension options may be exercised shall be the same as those set forth in Section 1.06 of the Master Lease; provided, however, that the written notice of exercise shall be given not more than 395 days and not less than 210 days before the last day of the previous Lease Term. If Tenant exercises an extension option in accordance with this Lease, Landlord shall exercise the applicable option to extend under the Master Lease.
     2.02 Termination. This Sublease will terminate without further notice on the earlier of (i) when the term specified in Section 2.01, as extended, expires, and (ii) if and when Landlord’s right, title and interest in Landlord’s Property and/or Premises are terminated; and any holding over by Tenant after that term expires will not constitute a renewal of this Sublease or give Tenant any rights under this Sublease in or to the Premises.

     2.03 Holdover. If Tenant holds over and continues in possession of the Premises after the Sublease term, Tenant will be considered to be occupying the Premises at will, subject to all the terms of this Sublease.
     2.04 Surrender of Premises. Tenant shall surrender the Premises by the end of the last day of the Sublease term or any earlier termination date.
     ARTICLE 3. RENT
     3.01 Basic Rent. Tenant shall pay to Landlord in legal tender of the United States of America seventy-eight percent (78%) of the Basic Rent payable by Landlord to Master Lessor from time to time under the Master Lease, including without limitation the Basic Rent payable during any extended lease term, without deduction and without notice or demand, and in equal quarterly installments in advance on or before the first day of each calendar quarter, with partial periods prorated on a daily basis.
     ARTICLE 4. COMPLIANCE WITH LAWS
     Tenant and its employees, agents and invitees shall comply with all applicable federal, state, and local laws, rules, regulations and orders in use of the Premises. Tenant shall secure and maintain current all required permits, licenses, certificates, and approvals relating to its use of the Premises. Landlord shall comply with all applicable federal, state, and local laws, rules, regulations and orders pertaining to the operation of Landlord’s Remaining Property and the Premises to the extent reasonably necessary to enable Tenant to exercise its rights provided hereunder.
     ARTICLE 5. DEFAULT AND REMEDIES
     5.01 Termination on Default. Except as otherwise specifically noted in this Sublease to the contrary, if Tenant defaults in performing any covenant or term of this Sublease and does not correct the default within thirty (30) days after receipt of written notice from Landlord to Tenant, Landlord may declare this Sublease, and all rights and interest created by it, terminated; provided, however, that in the event such default cannot, in the exercise of reasonable diligence, be cured within such thirty (30) day period, Landlord may not exercise its remedies under this Article unless Tenant (i) fails to commence the cure of the default within such thirty (30) day period, or (ii) thereafter fails to proceed with curative measures with reasonable diligence. If Landlord elects to terminate, this Sublease will cease as if the day of Landlord’s election were the day originally fixed in this Sublease for its expiration, and Landlord or its agent or attorney may resume possession of the Premises.
     5.02 Other Remedies. Any termination of this Sublease as provided in this Article 5 will not relieve Tenant from paying any sum or sums due and payable to Landlord under this Sublease at the time of termination, or any claim for damages then or previously accruing against Tenant under this Sublease. Any such termination will not prevent Landlord from enforcing the payment of any such sum or sums or claim for damages by any remedy provided for by law, or from recovering damages from Tenant for any default under this Sublease. All Landlord’s rights, options, and remedies under this Sublease will be construed to be cumulative, and no one of them is exclusive of the other. Landlord may pursue any or all such remedies or any other remedy or relief provided by law, whether or not stated in this Sublease. No waiver by Landlord of a breach of any of the covenants or conditions of this Sublease may be construed a waiver of any succeeding or preceding breach of the same or any other covenant or condition of this Sublease.

     ARTICLE 6. QUIET ENJOYMENT
     Landlord covenants that as long as Tenant observes the covenants and terms of this Sublease, Tenant will lawfully and quietly hold, occupy, and enjoy the Premises during the Sublease term without being disturbed by Landlord or any person claiming under Landlord, except for any portion of the Premises that is taken under the power of eminent domain.
     ARTICLE 7. GENERAL PROTECTIVE PROVISIONS
     7.01 Right of Entry and Inspection. Tenant must permit Landlord or its agents, representatives, or employees to enter the Premises at reasonable times and upon reasonable prior notice for the purposes of inspection; determining whether Tenant is complying with this Sublease; and maintaining, repairing, or altering the Premises in accordance with the terms hereof.
     7.02 No Partnership or Joint Venture. The relationship between Landlord and Tenant is at all times solely that of landlord and tenant and may not be deemed a partnership or a joint venture.
     7.03 No Waiver. No waiver by either party of any default or breach of any covenant or term of this Sublease may be treated as a waiver of any subsequent default or breach of the same or any other covenant or term of this Sublease.
     7.04 Release of Landlord. If Landlord transfers all or part of the Premises and as a part of the transaction assigns its interest as Landlord in this Sublease, then as of the effective date of the assignment or transfer, Landlord will have no further liability under this Sublease to Tenant, except with respect to liability matters that have accrued and are unsatisfied as of that date. Underlying this release is the parties’ intent that Landlord’s covenants and obligations under this Sublease will bind Landlord and its successors and assigns only during and in respect of their respective successive periods of ownership of the fee.
     ARTICLE 8. MISCELLANEOUS
     8.01 Memorandum of Sublease. The parties agree not to place this Sublease of record, but each party shall, at the request of the other, subject to the consent rights of the Master Lessor, execute and acknowledge so that the same may be recorded a memorandum of sublease containing such provisions as the requesting party shall reasonably request. The requesting party shall pay all costs, taxes, fees and other expenses in connection with or prerequisite to recording.
     8.02 Delivery of Notices. All sums owed hereunder, notices, demands, or requests from one party to another may be personally delivered or sent by mail, certified or registered, postage prepaid, to the addresses stated below and are considered to have been given at the time of personal delivery or of mailing:

If to Landlord:	If to Tenant:
Tesoro Alaska Company 19100 Ridgewood Parkway San Antonio, Texas 78259 Attn: Michael S. Reames, Manager, Right of Way & Land Telecopy: (210) 745-4454	Tesoro Alaska Logistics LLC 19100 Ridgewood Parkway San Antonio, Texas 78259 Attn: Michael S. Reames, Manager, Right of Way & Land Telecopy: (210) 745-4454
     A party may change its address for notice under this Section 8.02 by providing notice of such change in accordance with this Section 8.02.
     8.03 Parties Bound. This agreement binds, and inures to the benefit of, the parties to this Sublease and their respective heirs, executors, administrators, legal representatives, successors, and assigns.
     8.04 Governing Law. This agreement is to be construed under the internal laws of the State of Alaska.
     8.05 Legal Construction. If any one or more of the provisions contained in this Sublease are for any reason held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality, or unenforceability will not affect any other provision of this Sublease, which will be construed as if it had not included the invalid, illegal, or unenforceable provision.
     8.06 Other Agreements.
     (a). This Sublease and the other documents executed by Landlord and Tenant concurrently herewith constitute the parties’ sole agreement with respect to the subject matter of this Sublease and such agreements supersede any prior understandings or written or oral agreements between the parties with respect to the subject matter of this Sublease.
     (b). In the event of any conflict between the provisions of this Sublease and the provisions of the Master Lease, the provisions of this Sublease shall control the respective rights and obligations of Landlord and Tenant under this Sublease.
     8.07 Amendment. No amendment, modification, or alteration of this Sublease is binding unless in writing, dated subsequent to the date of this Sublease, and duly executed by the parties.
     8.08 Rights and Remedies Cumulative. The rights and remedies provided by this Sublease are cumulative, and either party’s using any right or remedy will not preclude or waive its right to use any other remedy. The rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.
     8.09 Attorney’s Fees and Costs. If, as a result of either party’s breaching this Sublease, the other party employs an attorney to enforce its rights under this Sublease, then the breaching or defaulting party will pay the other party the reasonable attorneys’ fees and costs incurred to enforce this Sublease.

     8.10 Time of Essence. Time is of the essence of this Sublease.
     8.11 Further Documents. Landlord and Tenant will from time to time and at any reasonable time execute and deliver to the other party, when the other party reasonably requests, other instruments and assurances approving, ratifying, and confirming this Sublease and the leasehold estate created by it and certifying that this Sublease is in full force and that no default under this Sublease on the other party’s part exists; or if the other party is in default specifying in such instrument each such default.
     8.12 Captions. The captions used in connection with the Articles and Sections of this Sublease are for convenience only, and are not intended in any way to limit or amplify the meaning of the language contained in this Sublease, or be used as interpreting the meanings and provisions of this Sublease.
     8.13 Construction. This Sublease shall not be strictly construed against either party.
[signature page follows]

     THIS SUBLEASE has been executed by the parties on the date and year first above written.

LANDLORD: TESORO ALASKA COMPANY, a Delaware corporation
By:
Name:
Title:

TENANT: TESORO ALASKA LOGISTICS LLC, a Delaware limited liability company
By:
Name:
Title:

[signature page to Sublease]

EXHIBIT A
Legal Description of Landlord’s Property
Said leasehold affects the following real property:
A parcel of land located within the ALASKA RAILROAD TERMINAL RESERVE, situated in the Anchorage Recording District, Third Judicial District, State of Alaska, more particularly described as follows:
Lots 10 and 11A of the Port of Anchorage Subdivision according to Plats Number 64-56 and 70-309, respectively, on file in the office of the District Recorded, Anchorage Recording District, Alaska, along with the unsubdivided lands adjacent to and Easterly of said Lots 10 and 11A. The boundaries of said unsubdivided parcel are the East boundary line of said Lots 10 and 11A and the West right-of-way line of the Anchorage Port Road (provided, however, there is reserved to the Railroad a pipeline easement 40 feet wide which easement is located Westerly of and parallel and adjacent to the West right-of-way of the aforesaid Anchorage Port Road).

A-1

EXHIBIT B
Legal Description of Premises
This Sublease affects the following real property:
A parcel of land located within Alaska Railroad Lease No. 4392 (recorded in Book 2267 on Page 547), Alaska Railroad Terminal Reserve, Section 7, Township 13 North, Range 3 West, Seward Meridian, Anchorage Recording District (A.R.D.), Third Judicial District, State of Alaska, and more particularly described as follows:
Commencing at the Northeast corner of Lot 11A, Port of Anchorage Subdivision, Plat No. 70-309 A.R.D. marked with a 2” Aluminum Cap, being on the West Right of Way (R.O.W.) line of Anchorage Port Road and the TRUE POINT OF BEGINNING; thence S 07°19’49” W along said West R.O.W. line a distance of 512.65 feet; thence N 82°40’12” W a distance of 84.66 feet; thence S 58°13’21” W a distance of 74.22 feet; thence S 18°39’42” W a distance of 24.07 feet; thence S 12°49’23” W a distance of 223.17 feet; thence N 89°09’28” W a distance of 20.88 feet; thence N 00°48’43” W a distance of 12.18 feet; thence N 88°41’26” W a distance of 130.57 feet to the West property line of Lot 10, Port of Anchorage Subdivision, Plat No. 64-56 A.R.D; thence N 02°49’22” W along said West property line being contiguous with the West Property line of said Lot 11A distance of 742.30 feet; thence N 19°55’08” E along said West property line of Lot 11A a distance of 21.28 feet to the Northwest corner of said Lot 11A, being on the South property line of Tract G, Port of Anchorage Subdivision, Plat No. 2004-10 A.R.D.; thence N 89°57’53” E along the property line of said Lot 11A and said Tract G a distance of 450.60 feet to the Northeast corner of said Lot 11A and the TRUE POINT of BEGINNING.
Containing 258,960 Square Feet (5.945 Acres), more or Less